UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2026

Commission File Number: 001-43391

SK hynix Inc.

(Translation of registrant’s name into English)

2091, Gyeongchung-daero

Bubal-eup, Icheon-si

Gyeonggi-do 17336, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Amendment Regarding Decision on Cancellation of Treasury Shares

Upon completion of the acquisition of treasury shares to be cancelled, the information set forth in “Item 1. Class and Number of Shares to be Cancelled,” “Item 4. Estimated Aggregate Cancellation Value (Won),” “Item 5. Planned Acquisition Period of Treasury Shares for Cancellation Purposes,” “Item 7. Scheduled Cancellation Date” and “Item 10. Other Matters Relating to an Investment Decision” of the current report on Form 6-K titled “Decision on Cancellation of Treasury Shares” furnished by SK hynix Inc. (the “Company”) on August 19, 2026 is amended and replaced as follows, where in each case underlines were added for emphasis on the changes made:

1. Class and Number of Shares to be Cancelled	Common shares	23,693,272
	Preferred shares	—
4. Estimated Aggregate Cancellation Value (Won)		40,004,339,063,500
5. Planned Acquisition Period of Treasury Shares for Cancellation Purposes	From	August 20, 2026
	To	October 23, 2026
7. Scheduled Cancellation Date		November 5, 2026

10. Other Matters Relating to an Investment Decision

•

The cancellation will be effected by cancelling treasury shares to be acquired within the limit of distributable profits resolved by the Board of Directors on the same date, in accordance with the proviso to Article 343, Paragraph 1 of the Commercial Act. As such, the total number of issued shares will decrease, but there will be no change to the Company’s capital. For further details relating to the acquisition of treasury shares, please refer to the current report on Form 6-K titled “Decision on Acquisition of Treasury Shares” furnished by the Company on August 19, 2026.

•

The “Class and Number of Shares to be Cancelled” set forth in Item 1 above has been changed to 23,693,272 common shares due to movements in the Company’s share price during the treasury share acquisition period.

•	The “Total Number of Issued Shares” set forth in Item 2 above refers to the total number of issued shares as of the date immediately prior to the cancellation.

•	The “Par Value Per Share (Won)” set forth in Item 3 above refers to the face value of the shares.

•	The “Estimated Aggregate Cancellation Value (Won)” set forth in Item 4 above refers to the total acquisition cost of the shares to be cancelled and does not include brokerage commissions.

•	The end date of the “Planned Acquisition Period of Treasury Shares for Cancellation Purposes” set forth in Item 5 above refers to the payment date of the last treasury share acquired.

•	The “Scheduled Cancellation Date” set forth in Item 7 above may be subject to change depending on consultations with relevant authorities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK hynix Inc.
(Registrant)

By:	/s/ Seonghwan Park

(Signature)
Name:	Seonghwan Park
Title:	Head of Investor Relations

Date: October 26, 2026